Rentokil Initial

RECEIVED
2009 OCT 20 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial plc
2 City Place
Beehive Ring Road
Gatwick Airport
West Sussex
RH6 0HA

Telephone +44 (0) 1293 858000
Fax +44 (0) 1293 858300

BY COURIER

Mr Paul M. Dudek, Esq
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St. NE
Washington, D.C.
20549 USA

09047156

SUPPL

16 October 2009

Re: Rentokil Initial plc ("the issuer")
Sec File No. 82-34878

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek,

Reference is hereby made to the letter (the "Application Letter") provided to the Securities and Exchange Commission (the "Commission") by or on behalf of Rentokil Initial plc (the "Issuer"), a company incorporated under the laws of England and Wales (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that is had elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site which is, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is www.rentokil-initial.com. At a minimum, the Company will publish in English the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements (if published); (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the

publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned at +44 (0) 1293 858 160.

Yours sincerely

Paul Griffiths
Company Secretary